SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bylaws Reform Approved

Advances in Corporate Governance, Migration to Level 2 of B3, Stock Split and UNIT Program

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that the proposal to amend Copel's Bylaws (“Bylaws”) was approved by 100% of the votes, disregarding abstentions, at the Extraordinary General Shareholders' Meeting held on this date.

As disclosed in Material Fact 03/21, the new Bylaws contemplate significant advances in corporate governance, notably:

•	Ensure that the current Bylaw provision that requires the full application of tariff adjustments approved by the National Electric Energy Agency - ANEEL cannot be changed or excluded without the approval of the majority of shareholders holding preferred shares;
•	Increase from 2 to 3 the number of representatives of non-controlling shareholders in Board of Directors (CAD);
•	Inclusion of an independent external member in the Statutory Audit Committee; and
•	Institution of 3 advisory committees to CAD, being them :
o	Investment and Innovation Committee, for the purpose of evaluating and issuing recommendations on the Company's investment plans, composed of 3 members of the CAD, one of whom is a representative of minority shareholders;
o	Sustainable Development Committee with the purpose of assisting the CAD in proposing guidelines, policies and main topics related to people management and ESG;
o	Minority Committee for the purpose of analyzing and issuing recommendations and opinions on matters involving transactions between the Company and the controlling shareholder.
•	UNIT program, including:
o	Stock split in the proportion of 1 to 10 ( the shares will be traded ex-split as of March 12, 2021, as per the Notice to Shareholders disclosed on this date );
o	Possibility of converting shares from 1 ON to 1 PNB (and 1PNB to 1ON);

o	Formation of UNITs composed of 5 shares issued by the Company, 1 common share (CPLE3) and 4 class “B” preferred shares (CPLE6);
•	Adherence to B3's Corporate Governance Level 2, which establishes, among others :
o	Tag along of 100% for Common and Preferred shares, granting equal treatment to the Company's shareholders ;
o	Voting rights for preferred shareholders in matters involving the transformation, merger, spin-off or merger of the Company.

Such advances are in addition to the robust Corporate Governance system that already exists in the Company and the new dividend policy approved on January 20, 2021, according to Material Fact 04/21.

The exit from level 1 and migration to level 2 of B3's Corporate Governance is subject to the future realization and settlement of a public offering for the secondary distribution of shares or UNITS owned by State of Paraná́ and issued by the Company, according to Material Fact 01/21 of January 8, 2021. Such condition is provided for in Article 114 of the Bylaw.

The Company will keep the market informed about the next steps related to the UNIT Program.

Curitiba, March 11, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.